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                                                                      EXHIBIT 13













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                                                               December 30, 1992


Board of Trustees
The Cutler Trust
61 Broadway
New York, NY  10006

Gentlemen:

     In connection with my purchase of 2,500 shares of Cutler Equity Income Fund, 8,800 shares of Cutler Approved List Equity Fund and 2,700 shares of Cutler Government Fund, each fund an initial portfolio of The Cutler Trust, and for the consideration of cash in the amount of $10.00 per share, this letter will confirm that I am purchasing those shares for my own account for investment only and not with a view to reselling or otherwise distributing those shares.

                              Sincerely,

                              /s/Kenneth R. Cutler

                              Kenneth R. Cutler



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